SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 30, 2009

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November 12, 2009 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009 AND 2008

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009 AND 2008

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Notes to Unaudited Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Notes to Unaudited Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Board of Directors and Shareholders of

MetroGAS S.A.

  We have reviewed the accompanying balance sheets of MetroGAS S.A. at September 30, 2009 and 2008, and the related statements of income, of changes in shareholders' equity and of cash flows for the nine-month periods then ended and the complementary Notes 1. to 15. and Exhibits A, C, D, E, F, G and H. We have also reviewed the consolidated interim financial statements of MetroGAS S.A. and its subsidiary at September 30, 2009 and 2008, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

  Our reviews were limited to the application of the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The changes in Argentine economic conditions and the amendments introduced by the National Government to the License under which the Company operates mentioned in Note 2., mainly the suspension of the original schedule for tariff adjustments, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to offset the negative impact of those circumstances. As of the date of issuance of the accompanying interim financial statements it is not possible to foresee the outcome of such renegotiation process, nor determine its final implications on the Company's operations and results. Furthermore, the Company has prepared its projections in order to determine the recoverable value of its non-current assets, based on of the expected outcome of the renegotiation process. We are not in a position to determine whether the assumptions used by management to prepare those projections will materialize in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values. Additionally, the circumstances mentioned above affect the Company's financial position generating uncertainty as to the Company's ability to comply with the short-term financial debt.

  Based on our review and on our audits of the Company's individual and consolidated financial statements for the years ended December 31, 2008 and 2007, on which we issued our qualified report dated March 6, 2009 due to the circumstances similar to those mentioned in paragraph 3., we report that:

  with the exception of the matters described in paragraph 3., we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of September 30, 2009 and 2008, and the consolidated interim financial statements of MetroGAS S.A. and its subsidiary, as mentioned in paragraph 1., for them to be in conformity with accounting principles generally accepted in Argentina;

  the comparative information included in the individual and consolidated balance sheets and in the supplementary notes and exhibits of the accompanying interim financial statements arises from the audited financial statements of MetroGAS S.A. as of December 31, 2008.

  The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

November 6, 2009

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009 AND 2008

Fiscal year No. 18 commenced January 1, 2009

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of September 30, 2009

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of September 30, 2009	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2009 AND 2008

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of September 30, 2009	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF SEPTEMBER 30, 2009 AND 2008 AND AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008

September 30, 2009	December 31, 2008	September 30, 2008
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 3 a))	16,994	53,106	17,689
Investments (Note 3 b))	66,806	369	51,804
Trade receivables, net (Note 3 c))	256,683	174,162	209,946
Other receivables (Note 3 d))	12,008	14,410	8,511
Inventories, net (Note 3 e))	3,823	3,766	3,410
Total current assets	356,314	245,813	291,360
NON-CURRENT ASSETS			
Other receivables (Note 3 f))	227,556	191,558	181,228
Fixed assets, net (Exhibit A)	1,671,053	1,661,201	1,649,638
Total non-current assets	1,898,609	1,852,759	1,830,866
Total assets	2,254,923	2,098,572	2,122,226
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 3 g))	203,556	160,321	146,145
Financial debt (Note 3 h))	61,088	2,202	16,222
Payroll and social security payable	20,810	18,310	16,645
Taxes payable (Note 3 i))	57,190	38,957	49,809
Other liabilities	8,088	6,311	6,475
Total debts	350,732	226,101	235,296
Provision for contingencies (Exhibit E)	67,630	62,343	60,853
Total current liabilities	418,362	288,444	296,149
NON-CURRENT LIABILITIES			
Accounts payable (Note 5)	-	-	2,072
Financial debt (Note 3 j))	884,886	813,125	735,192
Taxes payable	12,925	20,012	22,392
Total non-current liabilities	897,811	833,137	759,656
Total liabilities	1,316,173	1,121,581	1,055,805
MINORITY INTEREST	1,081	1,048	1,015
SHAREHOLDERS' EQUITY	937,669	975,943	1,065,406
Total	2,254,923	2,098,572	2,122,226

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

September 30,	
	2009	2008
	Thousands of Ps.	
Cash flow from operating activities		
Net (loss) income for the period	(38,274)	75,914
Financial debt interest expense accrued during the period	51,935	43,775
Income tax accrued during the period	(7,309)	6,232
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	1,065	999
Depreciation of fixed assets	53,344	51,745
Net book value of fixed assets retired	1,541	538
Allowance for doubtful accounts	6,312	1,005
Allowance for inventory obsolescence	34	38
Allowance for disposal of fixed assets	5,431	3,727
Contingency provision	7,256	11,212
Materials consumed	2,598	1,978
Exchange differences on financial operations	100,923	(8,009)
Discount of long term financial debt result	13,066	11,625
Discount of long term other receivables result	1,163	(4,078)
Changes in assets and liabilities		
Trade receivables	(88,833)	(62,027)
Other receivables	(15,962)	7,806
Inventories	(2,689)	(2,164)
Accounts payable	43,235	3,448
Payroll and social security payable	2,500	3,152
Taxes payable	5,211	931
Other liabilities	743	(16,720)
Contingency provision	(360)	(744)
Minimum notional income tax paid for the period	(7,162)	(5,016)
Net cash provided by operating activities	135,768	125,367
Cash flow used in investing activities		
Increase in fixed assets	(70,168)	(52,407)
Net cash used in investing activities	(70,168)	(52,407)
Cash flow used in financing activities		
Loans	-	416
Payment of loans	-	(3,260)
Interest paid for the period	(35,275)	(29,939)
Net cash used in financing activities	(35,275)	(32,783)
Increase in cash and cash equivalents	30,325	40,177
Cash and cash equivalents at the beginning of the year	53,475	29,316
Cash and cash equivalents at the end of the period	83,800	69,493

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of September 30, 2009, December 31, 2008 and September 30, 2008 as well as its statements of income and cash flows for the nine months ended on September 30, 2009 and 2008 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the same period of the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the nine months ended September 30, 2009 and 2008 have been subject to limited reviews. Management estimates that such consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2009 and 2008 do not necessarily reflect the proportion of the Company's results for the full years.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of September 30, 2009 and 2008.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of September 30 and December 31, 2008 and results for the nine months ended September 30, 2008 disclosed in these unaudited consolidated interim financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the unaudited consolidated interim financial statements for the nine months ended on September 30, 2008 and in the audited financial statements for the year ended December 31, 2008 were reclassified for presentation on a comparative basis with those for the current period.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of September 30, 2009 in comparative format with those as of September 30 and December 31, 2008, since it is engaged in seasonal activities.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specific risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3..

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the nine months ended September 30, 2009 and 2008 amounted to Ps. 3,653 thousand and to Ps. 2,337 thousand, respectively, and Ps. 3,399 thousand for the year ended December 31, 2008.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation Allowance	Total
	Thousand of Ps.
Balances as of December 31, 2008	23,279	15,709	21,704	8,478	3	(23,279)	45,894
Movements of the period	11,145	3,073	2,407	434	68	173	17,300
Balances as of September 30, 2009	34,424	18,782	24,111	8,912	71	(23,106)	63,194

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)
Movements of the period	(24)	2,025	7	2,008
Balances as of September 30, 2009	(8,968)	(19,472)	348	(28,092)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 34,424 thousand at the end of the period and Ps. 23,279 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, expiring Ps. 23,106 thousand in present year and Ps. 11,318 thousand in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those periods in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets generated by tax loss carry forward of Ps. 23,279 thousand at the beginning of the year and Ps. 23,106 thousand at the end of the period.

Net deferred assets at the end of this period derived from the information included in the preceding tables amount to Ps. 35,102 thousand at the end of the period and Ps. 15,794 thousand at the beginning of the year.

Below is the reconciliation between income tax (credit) charged in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax (credit) charged in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 266 million at the end of the period and Ps. 277 million, at nominal values, at the beginning of the year. The difference of Ps. 11 million would have impacted in the result of the period.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each period will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and expires between the years 2012 and 2019.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share is calculated based on weighted average shares at September 30, 2009 and 2008, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of September 30, 2009 and 2008 and as of December 31, 2008; 2) time deposits at an annual average rate in pesos of 12.94% and in dollars of 0.25% as of September 30, 2009 and an annual average rate in pesos of 11.8% as of September 30, 2008 and 3) mutual funds with an average annual yield of 6.61% as of September 30, 2009 and an average annual yield of 11.50% as of December 31 and September 30, 2008.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans (Note 15.3 to the primary financial statements) and to the Income taxes - bad debt deduction payment plan (Note 15.2 to the primary financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2009, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of September 30, 2009, December 31, 2008 and September 30, 2008 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 09-30-09
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD		ACCUMULATED AT END OF PERIOD	
								ANNUAL RATE (1)	AMOUNT (2)		
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	75,602	-	-	-	75,602	22,887	-	2.0%	1,052	23,939	51,663
High pressure mains	273,030	-	4,137	(154)	277,013	165,765	(149)	2.22% to 10%	7,605	173,221	103,792
Medium and low pressure mains	1,602,778	-	36,399	(13,858)	1,625,319	476,414	(6,341)	1.19% to 10%	28,153	498,226	1,127,093
Pressure regulating stations	59,681	-	2,251	(576)	61,356	33,823	(6)	4% to 12.5%	1,492	35,309	26,047
Consumption measurement installations	336,050	-	6,113	(84)	342,079	126,890	(35)	2.85% to 5%	9,423	136,278	205,801
Other technical installations	46,938	-	2,226	-	49,164	38,616	-	6.67%	2,078	40,694	8,470
Machinery, equipment and tools	27,044	-	601	(14)	27,631	25,282	(14)	6.67% to 20%	279	25,547	2,084
Computer and telecommunications equipment	157,312	-	1,532	(45)	158,799	147,906	(45)	5% to 50%	1,972	149,833	8,966
Vehicles	9,196	-	1,563	(367)	10,392	7,992	(367)	10% to 20%	463	8,088	2,304
Furniture and fixtures	5,456	-	5	-	5,461	5,433	-	10% to 20%	8	5,441	20
Materials	9,330	11,780	(11,557)	(114)	9,439	-	-	-	-	-	9,439
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	57,584	56,403	(43,367)	-	70,620	-	-	-	-	-	70,620
Advances to fixed assets suppliers	1,032	1,985	(2,427)	-	590	-	-	-	-	-	590
Subtotal	2,678,748	70,168	(2,524)	(15,212)	2,731,180	1,051,008	(6,957)	-	52,525	1,096,576	1,634,604
Distribution network extensions constructed by third parties	59,742	-	2,530	(1)	62,271	11,907	-	1.82% to 2.38%	908	12,815	49,456
Offsetting item for distribution network extensions	(5,323)	-	(6)	-	(5,329)	(408)	-	2% to 2.38%	(89)	(497)	(4,832)
Allowance for obsolescence of materials (Exhibit E)	(609)	-	-	31	(578)	-	-	-	-	-	(578)
Allowance for disposal of fixed assets (Exhibit E)	(8,850)	(5,431)	-	6,684	(7,597)	-	-	-	-	-	(7,597)
Total as of September 30, 2009	2,723,708	64,737	-	(8,498)	2,779,947	1,062,507	(6,957)	-	53,344	1,108,894	1,671,053
Total as of December 31, 2008	2,654,322	78,367	-	(8,981)	2,723,708	1,001,049	(7,710)	-	69,168	1,062,507	1,661,201
Total as of September 30, 2008	2,654,322	48,648	-	(6,677)	2,696,293	1,001,049	(6,139)	-	51,745	1,046,655	1,649,638

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

ALLOWANCES

MAIN ACCOUNT	09-30-09				12-31-08	09-30-08
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	13,905	6,312 (1)	(5)	20,212	13,905	21,364
For obsolescence of materials						
Inventories	1,710	34 (2)	(14)	1,730	1,710	1,626
Fixed assets	609	-	(31)	578	609	606
For disposal of fixed assets	8,850	5,431 (3)	(6,684)	7,597	8,850	7,181
Valuation allowance on deferred income tax assets	23,279	(173) (5)	-	23,106	23,279	-
Total	48,353	11,604	(6,734)	53,223	48,353	30,777
Included in liabilities						
For contingencies						
Executive proceedings	9,883	4,375	(343)	13,915	9,883	9,628
Turnover tax GCABA	5,740	899	-	6,639	5,740	5,621
Rates and charges	20,192	798	-	20,990	20,192	19,923
Income tax - Doubtful accounts deduction	6,224	(3,659)	(1,609)	956	6,224	6,139
Fines GCBA	-	908	-	908	-	-
Others	20,304	3,935	(17)	24,222	20,304	19,542
Total contingencies	62,343	7,256 (4)	(1,969)	67,630	62,343	60,853

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H
(4) Charged in results in the line Contingencies reserve of Exhibit H.
(5) Charged in results in the line Income tax (Note 2.5.i)).

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

EXPENSES INCURRED

MAIN ACCOUNT	09-30-09						09-30-08
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	2,608	24,818	-	25,518	21,865	74,809	65,711
Social security contributions	1,045	7,369	-	6,153	6,691	21,258	17,100
Directors´and members of Surveillance committee fee	-	-	-	782	-	782	591
Fees for professional services	-	220	-	5,236	167	5,623	3,141
Technical operator's fees	-	-	-	-	-	-	9,333
Sundry materials	-	2,889	-	-	-	2,889	2,634
Fees for sundry services	-	10,900	-	1,000	7,805	19,705	15,343
Postage, telephone and fax	-	459	-	749	5,848	7,056	4,661
Leases	-	73	-	1,402	866	2,341	2,085
Transportation and freight charges	-	-	-	529	-	529	396
Office materials	-	417	-	1,055	76	1,548	1,217
Travelling expenses	-	212	-	239	52	503	589
Insurance premium	-	-	-	2,128	-	2,128	1,666
Fixed assets maintenance	-	15,591	-	7,645	60	23,296	17,402
Fixed assets depreciation	-	50,413	-	2,931	-	53,344	51,745
Taxes, rates and contributions	-	1,158	29	7,838	27,569	36,594	29,945
Publicity	-	-	-	-	1,041	1,041	505
Doubtful accounts	-	-	-	-	6,312	6,312	1,005
Bank expenses and commissions	-	-	-	95	4,341	4,436	3,941
Contingencies reserve	-	-	-	7,256	-	7,256	11,212
Others	-	4,716	-	369	167	5,252	(6,369)
Total as of September 30, 2009	3,653	119,235	29	70,925	82,860	276,702	233,853

Total as of September 30, 2008	2,337	106,014	32	60,683	64,787	233,853

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2008

September 30, 2009	December 31, 2008	September 30, 2008
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	14,594	48,294	14,205
Investments (Note 4 b))	47,058	50	48,492
Trade receivables, net (Note 4 c))	198,354	130,326	149,361
Other receivables (Note 4 d))	28,966	10,710	23,614
Inventories, net (Note 4 e))	3,823	3,766	3,410
Total current assets	292,795	193,146	239,082
NON-CURRENT ASSETS			
Other receivables (Note 4 f))	226,424	190,681	180,308
Investments (Exhibit C)	22,361	15,090	19,278
Fixed assets, net (Exhibit A)	1,671,053	1,661,201	1,649,638
Total non-current assets	1,919,838	1,866,972	1,849,224
Total assets	2,212,633	2,060,118	2,088,306
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 g))	167,695	129,465	121,785
Financial debt (Note 4 h))	61,088	2,202	16,222
Payroll and social security payable	20,647	18,199	16,557
Taxes payable (Note 4 i))	53,038	32,518	42,139
Other liabilities	7,055	6,311	5,688
Total debts	309,523	188,695	202,391
Provision for contingencies (Exhibit E)	67,630	62,343	60,853
Total current liabilities	377,153	251,038	263,244
NON-CURRENT LIABILITIES			
Accounts payable (Note 6)	-	-	2,072
Financial debt (Note 4 j))	884,886	813,125	735,192
Taxes payable	12,925	20,012	22,392
Total non-current liabilities	897,811	833,137	759,656
Total liabilities	1,274,964	1,084,175	1,022,900
SHAREHOLDERS' EQUITY (as per related statements)	937,669	975,943	1,065,406
Total	2,212,633	2,060,118	2,088,306

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

September 30,	
	2009	2008
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	706,865	603,395
Operating cost (Exhibit F)	(494,841)	(396,605)
Gross profit	212,024	206,790
Administrative expenses (Exhibit H)	(70,607)	(60,581)
Selling expenses (Exhibit H)	(74,510)	(60,719)
Operating income	66,907	85,490
Equity in income of controlled company	26,893	18,983
Financing and holding results generated by assets		
Holding results	1,142	108
Discount of long term other receivables result	(1,163)	4,078
Interest on commercial operations	7,019	4,998
Interest on financial operations	1,077	4,360
Exchange gain on financial operations	2,815	-
Financing and holding results generated by liabilities		
Interest on commercial operations	606	(2)
Interest on financial operations	(51,934)	(43,774)
Discount of long term financial debt result	(13,066)	(11,625)
Exchange loss on comercial operations	(390)	(28)
Exchange (loss) gain on financial operations	(100,923)	8,009
Others	(1,255)	(3,325)
Other income net	5,201	4,131
(Loss) Income before income tax	(57,071)	71,403
Income tax (Note 3.5.j))	18,797	4,511
Net (loss) income for the period	**(38,274)**	**75,914**
Basic (loss) income per share (Note 3.6.)	**(0.07)**	**0.13**
Diluted (loss) income per share (Note 3.6.)	**(0.07)**	**0.13**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

September 30,	
	2009	2008
	Thousands of Ps.	
Cash flow from operating activities		
Net (loss) income for the period	(38,274)	75,914
Financial debt interest expense accrued during the period	51,934	43,774
Income tax accrued during the period	(18,797)	(4,511)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(26,893)	(18,983)
Depreciation of fixed assets	53,344	51,745
Net book value of fixed assets retired	1,541	538
Allowance for doubtful accounts	3,991	1,005
Allowance for inventory obsolescence	34	38
Allowance for disposal of fixed assets	5,431	3,727
Contingency provision	7,256	11,212
Materials consumed	2,598	1,978
Exchange differences on financial operations	100,923	(8,009)
Discount of long term financial debt result	13,066	11,625
Discount of long term other receivables result	1,163	(4,078)
Changes in assets and liabilities		
Trade receivables	(72,019)	(49,112)
Other receivables	(16,744)	(10,224)
Inventories	(2,689)	(2,164)
Accounts payable	38,230	11,384
Payroll and social security payable	2,448	3,128
Taxes payable	14,558	5,971
Other liabilities	744	252
Contingency provision	(360)	(744)
Minimum notional income tax paid for the period	(2,734)	(2,725)
Net cash provided by operating activities	118,751	121,741
Cash flow used in investing activities		
Increase in fixed assets	(70,168)	(52,407)
Net cash used in investing activities	(70,168)	(52,407)
Cash flow used in financing activities		
Loans	-	416
Payment of loans	-	(3,260)
Interest paid for the period	(35,275)	(29,939)
Net cash used in financing activities	(35,275)	(32,783)
Increase in cash and cash equivalents	13,308	36,551
Cash and cash equivalents at the beginning of the year	48,344	26,146
Cash and cash equivalents at the end of the period	61,652	62,697

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The interim financial statements for the nine months ended September 30, 2009 and 2008 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2009 and 2008 do not necessarily reflect the proportion of the Company's results for the full years.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of September 30, 2009 and 2008.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.4. Comparative information

Balances as of December 31 and September 30, 2008 and results for the nine months ended September 30, 2008 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the unaudited interim financial statements for the nine months ended on September 30, 2008 and in the audited financial statements for the year ended December 31, 2008 were reclassified for presentation on a comparative basis with those for the current period.

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet as of September 30, 2009 in comparative format with that as of December 31 and September 30, 2008, since it is engaged in seasonal activities.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts deposits and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of September 30, 2009, December 31, 2008 and September 30, 2008 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the nine months ended September 30, 2009 and 2008 amounted to Ps. 3,653 thousand and to Ps. 2,337 thousand, respectively, and to Ps. 3,399 thousand for the year ended December 31, 2008.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2008	23,279	15,366	21,704	8,478	1	(23,279)	45,549
Movements of the period	11,145	2,461	2,407	434	169	173	16,789
Balances as of September 30, 2009	34,424	17,827	24,111	8,912	170	(23,106)	62,338

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)
Movements of the period	(24)	2,025	7	2,008
Balances as of September 30, 2009	(8,968)	(19,472)	348	(28,092)

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 34,424 thousand at the end of the period and Ps. 23,279 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future periods, expiring in the current year Ps. 23,106 thousand and Ps. 11,318 thousand in 2014.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets generated by tax loss carry forward amounting to Ps. 23,106 thousand at the end of the period and Ps. 23,279 thousand at the beginning of the year.

Net deferred assets at the end of the period derived from the information included in the preceding tables amount to Ps. 34,246 thousand at the end of the period and Ps. 15,449 thousand at the beginning of the year.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 266 million at end of the period and Ps. 277 million, at nominal values, at the beginning of the year. The difference of Ps. 11 million would have impacted in the result of the period.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and expires between the years 2012 and 2019.

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share is calculated based on weighted average shares at September 30, 2009 and 2008, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 2.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

September 30, 2009	December 31, 2008	September 30, 2008
	Thousands of Ps.		
Liabilities			
Current liabilities			
g) Accounts payable			
Gas and transportation	52,932	24,903	35,220
Other purchases and services	54,518	47,671	33,930
Related companies (Note 6)	60,245	23,881	21,806
PURE	-	5,923	-
Trust Funds	-	27,087	30,829
	167,695	129,465	121,785
h) Financial debt (Note 9)			
Negotiable obligations (face value) (Exhibit G)	42,219	1,452	1,337
Interest and other expenses payable to foreign financial institutions (Exhibit G)	18,869	750	14,885
	61,088	2,202	16,222
i) Taxes payable			
Value added tax	11,952	4,495	8,463
Occupancy of public space levy	7,841	7,055	6,924
GCABA study, revision and inspection of works in public space levy	9,835	7,061	6,596
CNG tax	5,284	4,452	4,151
Income tax	8,476	4,707	7,798
Gross receipts tax	3,421	2,373	3,549
Other taxes	6,229	2,375	4,658
	53,038	32,518	42,139
Non-current liabilities			
j) Financial debt (Note 9)			
Negotiable obligations (face value) (Exhibit G)	940,519	874,543	795,622
Negotiable obligations (fair value discount)	(55,633)	(61,418)	(60,430)
	884,886	813,125	735,192
Statements of income			
k) Sales			
Gas sales	497,563		405,163
Transportation and distribution services	135,072		133,437
Other sales	34,122		37,265
Processed natural gas sales	40,108		27,530
	706,865		603,395

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 4.00% as of September 30, 2009, December 31, 2008 and September 30, 2008 2) time deposits at an annual average rate in pesos of 12.94% and in dollars of 0.25% as of September 30, 2009 and an annual average rate in pesos of 11.8% as of September 30, 2008 and 3) mutual funds at an annual average rate of 6.3% as of September 30, 2009.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans (Note 15.3) and to the Income taxes - bad debt deduction payment plan (Note 15.2).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2009, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A. and YPF S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of September 30, 2009, December 31, 2008 and September 30, 2008 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

A temporary tariff increase established by the PEN through Executive Orders No. 2,437/02 and No. 146/03 was not even implemented due to different legal proceedings.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and from 2004 to 2007 it was not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2009. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

In order to achieve an agreement, several draft proposals were exchanged with the UNIREN during 2008, but unfortunately, as of the date of issuance of this financial statements, there was no consensus to achieve an agreement that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

However, in the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1o., 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25% .

On April 14, 2009 Decree No. 234/2009 was published in the Official Bulletin, which confirms the Temporary Agreement, being still pending the ENARGAS Resolution containing tariff charts with increases in transportation and distribution services. On September 24, 2009, the ENARGAS sent the tariff chart to the Undersecretary of Coordination and Management control dependent on the MPFIPyS to take intervention in accordance with the terms of the Resolution MPFIPyS No. 2,000/2005. As of the date of issuance of these financial statements, any news related to the tariff increase was received, as a consequence, the Company has not registered the effects of the mentioned Temporary Agreement and is looking forward to the issuance of the respective ENARGAS Resolutions and the specific trust fund be implemented.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in April 2009.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/2008 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/2008 , the ENARGAS Resolution No. I/409/2008, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/2008 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/2008 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/2008 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/2008, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/2008, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/2007 by the MPFIPyS (Ministry of Federal Planning , Public Investment and Services) created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/2007 from the Secretariat of Coordination and Management Control (SSCCG), Resolution MPFIPyS No. 121/2008, SSCCG Provision No. 30/2008 and Provision SSCCG No. 287/2008. The Total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA, who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires. In connection to this last matter, ENARGAS Resolution No. I/259/2008 was published on May 14, 2008 by means of which new specifications were set

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

for natural gas as regards transportation and distribution systems, annulling ENARGAS Resolution No. 622/1998 which previously ruled that matter. Subsequently, on August 20, 2009, ENARGAS Resolution No. 831 was notified by means of which quality specifications were set for mixed and synthetic natural gas.

Through ES Resolution No. 24/2008, modified by Resolution ES No. 1,031/2008, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No. 180/2004 and No. 1,216/2006, MPFIPyS Resolutions No.185/2004, No. 2008/2006 and No. 409/2007, No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings and as of the date of these financial statements MetroGAS is waiting for instructions from Nación Fideicomisos S.A. concerning the way to collect outstanding debts from industries compelled to pay the specific charges at issue for unpaid capital and accrued interests during the period when those precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/2008 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/2008, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3. In June 4, 2009, ENARGAS issued Resolution No. 768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009. On August 18, 2009, the ENARGAS notified the Resolution No. 828/2008 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1st, 2009, and ruled a subsidy of 100 % for

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

consumptions between June and July, 2009, and of 70 % for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution. On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/2008 -  Resolución No. 1,451/2008 y Otro S/Proceso de Conocimiento", Case No. 6,530/2009 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/2008 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/2008 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/2008 be confirmed, MetroGAS could duly claim the Charge 2,067/2008.

8.4.5 Consumers Protection and Defense Law

Law No. 26,361 was published on April 7, 2008; it modified the Consumers Protection and Defense Law and generated a number of changes that impacted on the Company's daily operations. In fact, this law, once supplementary of the specific legislation applicable to this matter, as a result of this modification was integrated to the whole normative framework, besides setting, the principle of " application of the most beneficial legislation for the user or consumer". As a result there was (i) decentralization of the jurisdiction delegating to municipalities the application of the regulation and the examination of all local procedures started as a consequence of the claims received for alleged infringement of the law, (ii) expansion of the concept of consumer including those who do not take part in the consumption chain but use the service ( as an end user) as a consequence of that, (iii) the stipulation of an obligation to accept the service supply cut through the same way in which the supply was requested, (iv) stating the definition of "direct damage", by means of which the enforcement authority can determine the existence of a detriment or damage of the consumer's right, being the consumer subject to pecuniary compensation ( the limit amount for such compensation for damages is equivalent to 5 basic family shopping baskets published by the National Institute of Statistics and Census), (v) the creation of the "punitive damage" institute by which, in case the service supply company does not fulfill its duties , there could be a civil fine in favor of the damaged parties depending on the seriousness of the matter and other circumstances of the case, and , finally, (vi) a modification of the interest rate applicable for estimating the delay in payment as it was decided to compulsory apply the passive rate instead of the active one as it was previously done.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.6 Municipal Rates

During 2008 some municipalities from the Province of Buenos Aires continued with their claims in order to collect municipal levies for various concepts, verifying in many situations the inexistence of specific services and/or excessive heavy charges. The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses , as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

Given the lack of approval of the passing to the tariffs of the Study, revision and inspection of works in public spaces levy of the GCABA and of the Occupancy of public space levy of the GCABA and of the Municipalities of the Province of Buenos Aires mentioned, MetroGAS has filed two legal protection proceedings for payment in arrears against the Undersecretary of Coordination and Management control, who shall answer in accordance with the terms of Resolution MPFIPyS No. 2,000/2005 in relation with the Study, revision and inspection of works in public spaces levy and the Occupancy of public space levy of the GCABA and five legal proceedings for the protection of rights for payment in arrears against the ENARGAS that still has not given the intervention related to the above mentioned Undersecretary in relation to the Occupancy of public space levy of the Province of Buenos Aires.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of September 30, 2009 and 2008:
	September 30,
	2009			2008
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series B	1,705	7.375%	09/27/2002	1,337	7.375%	09/27/2002
Interest payable	18,869	-	-	14,885	-	-

Negotiable Obligations (2)
Series 1	810,279	8% (3)	12/31/2014 (6)	661,001	8% (3)	12/31/2014 (6)
Series 2 Class A	24,037	5% (4)	12/31/2014 (7)	19,609	4% (4)	12/31/2014 (7)
Series 2 Class B	146,717	3.8% (5)	12/31/2014 (7)	115,012	2.8% (5)	12/31/2014 (7)
Actual value discount	(55,633)	-		(60,430)	-
Total financial debt	945,974			751,414

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period began on April 1st and finished on September 30, 2008 and for the period began on October 1st, 2008 and finished on March 31, 2009, from which no excess cash was computed as a result. Moreover, all of the mentioned restrictions has been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As from the time that new Series were issued up to September 30, 2009, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the nine months ended September 30, 2009 and 2008.

NOTE 10 - COMMON STOCK

As of September 30, 2009, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of September 30, 2009	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd.)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No 1/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained. On May 11, 2009, Gas Argentino received the notification of a bankruptcy proceeding filed by an alleged Gas Argentino creditor. Consequently, on May 19, 2009, the Board of Director of Gas Argentino decided to file a judicial motion of Insolvency Procedure. On June 8, 2009, the Argentine Courts admitted the Insolvency Procedure and, consequently, ordered the suspension of all economical cases filed against Gas Argentino

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The Emergency Law contained provisions governing contracts between private parties existing as of its effective date, which provide for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

At the time the Emergency Law became effective, the Company was party to a number of such contracts, the most material of which were for the purchase of natural gas, essential to serve Company's customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices, and the renegotiations of most of the contracts with the Company's gas suppliers, and subject to the permanent compliance of the National Government with all the obligations it has assumed, gas producers whose contracts have been renegotiated have committed themselves to suspending actions and/or procedures brought against the Gas Distributors for claims resulting from the above mentioned law. As from August 1, 2007, when Resolution No. 599/2007 became effective, this suspension is considered a final waiver.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Based on these renegotiations, the gas supply contracted as of September 30, 2009 is the following:

Daily average volumes for the years
	2009	2010

MMCM/d (1)	0.32	0.32
MMCF/d (2)	11.17	11.17

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	2009	2010

MMCM/d (1)	0.28	0.28
MMCF/d (2)	10.05	10.05
Amounts committed (3)	7.53	7.53

(1) Million of cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the Energy Secretariat Resolution No. 599/07.

(2) Million of cubic feet per day.

(3) Million of pesos. We have considered prices established in the Resolution ES No. 1,417/08, considering the percentages by segments obtained from historical information of the Company.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of September 30, 2009.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2009 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of September 30, 2009.

The estimated annual valuation of firm transportation under these contracts is, as follows:

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provided technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement, expiring on December 28, 2008.

On March 6, 2009, MetroGAS's Board of Directors decided not to renew the agreement, due to the fact that during the years in force, the Company acquired the necessary knowledge to assure the reliability, security and efficiency of the distribution services.

The accrued expenses as of September 30, 2008 resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited as from that date derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Stamp Tax

On October 12, 2006 MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

On November 3, 2006 MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1,467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110 thousand, plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which at the date hereof remains unsolved.

On May 18, 2007 MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, through which it claims the payment of an alleged tax debt assessed as of November 30, 2006 for the amount of Ps. 236 thousand.

Pursuant to the aforementioned, MetroGAS registered an allowance for an amount of Ps. 354 thousand to cover this contingency.

15.2. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court. Likewise, in addition to this, AFIP levied attachments on some of the company's fixed assets. As of September 30, 2009, the residual accounting value amounted to Ps. 15.9 million.

Subsequently, on December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1,693, which increased the deduction amount to Ps. 5,000, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS. AFIP desisted the appeallation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

The Prosecuting Court ordered D.G.I., carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established. On August 8, 2007 the D.G.I. notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,500, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the above mentioned General Instruction.

Although up to the date of these financial statements the Prosecuting Court did not issue any decision in this regard, on March 6, 2009, the MetroGAS's Board of Directors decided to enter into a payment plan established by Law No. 26,476. On April 27, 2009, MetroGAS entered into the payment plan, which consist of 120 installments for a total amount of Ps. 1,609 thousand plus an annual interest of 9%. As of September 30, 2009, the Company registered a provision for the estimated court costs amounting to Ps. 956 thousand.

15.3. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.3.1 Study, revision and inspection of works in public spaces levy

From 2000 onwards, the Government of the Autonomous City of Buenos Aires ("GCABA") included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. The tax amounts were unilaterally increased by the GCABA, despite of MetroGAS and several other public service companies had signed an agreement with the GCABA on 1997.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy. Metrogas presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

During 2007 MetroGAS has executed an agreement whit the GCABA entering into a payment plan in order to cancel the debt corresponding to the period included between February 1, 2000 and December 31, 2006.

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the Occupancy of public space levy was contested, as it is exposed in point 15.3.2.

MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 46,851 thousand (Note 4.f).

15.3.2 Occupancy of public space levy

15.3.2.1 Government of the Autonomous City of Buenos Aires

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

In April 2005, the General Department of Legal Affairs of the Ministry of Economy pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

During 2005, after the notification of the payment received, MetroGAS has executed an agreement whit the GCABA, entering into a payment plan in order to cancel the debt corresponding to the period included between January 1, 1998 and December 31, 2004. As of the date, the Company is paying the installments on a regular basis both, the payment plan and the quarterly ones.

On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated.

On November 28, 2006 the ENARGAS requested the submittal of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No. 41 of the Law No. 24,076 and Sect. No. 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

15.3.2.2 Municipality of Esteban Echeverría

Through Resolution No. 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps. 6,575 thousand (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected (Executive Order No. 465/2005). Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the corresponding installments were regularly paid.

In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and is regulary paying this Municipality levy corresponding to each subsequent period.

15.3.2.3 Municipality of Almirante Brown

The Municipality of Almirante Brown claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006 considering as taxable base a deemed gas pipeline extension, which resulted higher than the actual one. MetroGAS rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of the re-assessment of the claim.

In April 2007 the Municipality and MetroGAS executed an agreement to formalize MetroGAS' entering into a payment plan which installments have been completely cancelled as of December 31, 2007 by MetroGAS.  As of the date, MetroGAS is regulary paying this Municipality levy.

15.3.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Occupancy of Public Space levy corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan. As of the date, MetroGAS is regulary paying this Municipality levy.

15.3.2.5 Municipality of Florencio Varela

On May 29, 2008 and July 30, 2008, the Municipality of Florencio Varela claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces from the period January 2003 to July 2008. During August 2008, the Company and the Municipality executed an agreement through which MetroGAS cancelled its debt in an only payment in cash. As of the date, MetroGAS is regulary paying this Municipality levy.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps. 72,090 thousand (Note 4.f)) for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela, as MetroGAS considers it has an acquired right to be recognised the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No. 24,076 (Sect. No. 41) and Executive Order No. 2,255/92 (Sect. No. 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases "Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa", pronounced that Sect. No. 9.6.2 of Executive Order No. 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect. No. 41 of Law No. 24,076.

Given the lack of approval of the passing to the tariffs of the Study, revision and inspection of works in public spaces levy of the GCABA and of the Occupancy of public space levy of the GCABA and of the Municipalities of the Province of Buenos Aires mentioned, MetroGAS has filed two legal protection proceedings for payment in arrears against the Undersecretary of Coordination and Management control, who shall answer in accordance with the terms of Resolution MPFIPyS No. 2,000/2005 in relation with the Study, revision and inspection of works in public spaces levy and the Occupancy of public space levy of the GCABA and five legal proceedings for the protection of rights for payment in arrears against the ENARGAS that still has not given the intervention related to the above mentioned Undersecretary in relation to the Occupancy of public space levy of the Province of Buenos Aires.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that said credit is recoverable.

15.4. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No 95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 20 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of September 30, 2009, the Company registered an allowance of Ps. 6,639 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.5. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of September 30, 2009 the total amount demanded by the ENARGAS amounted to Ps. 20,990 thousand, including interests and fines, which has been recorded as a provision.

15.6. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/2008 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GCBA, previous payment from the authorized companies to make openings.

The GCBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. As of September 30, 2009, the Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of the date, there are 5 administrative infractions notified for a total amount of Ps. 1,431 thousand pending of resolution in the Contravencional Justice of the Autonomous City of Buenos Aires. As of September 30, 2009, the Company has registered an allowance of Ps. 908 thousand related to this concept.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.7. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of September 30, 2009.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

FIXED ASSETS

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

ALLOWANCES

MAIN ACCOUNT	09-30-09				12-31-08	09-30-08
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts (Note 4.c))	12,992	3,991 (1)	-	16,983	12,992	20,364
For obsolescence of materials						
Inventories (Note 4.e))	1,710	34 (2)	(14)	1,730	1,710	1,626
Fixed assets	609	-	(31)	578	609	606
For disposal of fixed assets	8,850	5,431 (3)	(6,684)	7,597	8,850	7,181
Valuation allowance on deferred income tax assets	23,279	(173) (5)	-	23,106	23,279	-
Total	47,440	9,283	(6,729)	49,994	47,440	29,777
Included in liabilities						
For contingencies						
Executive proceedings	9,883	4,375	(343)	13,915	9,883	9,628
Turnover tax GCABA (Note 15.4)	5,740	899	-	6,639	5,740	5,621
Rates and charges (Note 15.5)	20,192	798	-	20,990	20,192	19,923
Income tax - Allowance for doubtful accounts (Note 15.2)	6,224	(3,659)	(1,609)	956	6,224	6,139
Fines GCBA (Note 15.6)	-	908	-	908	-	-
Others	20,304	3,935	(17)	24,222	20,304	19,542
Total contingencies	62,343	7,256 (4)	(1,969)	67,630	62,343	60,853

Notes:

(1) The charge in results is disclosed in Exhibit H.

(2) Charged in results in the line Sundry materials of Exhibit H.

(3) Charged in results in the line Operating expenses - Others of Exhibit H

(4) Charged in results in the line Contingencies reserve of Exhibit H.

(5) Charged in results in the line Income tax (Note 3.5.j)).

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009 AND 2008

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

EXPENSES INCURRED

MAIN ACCOUNT	09-30-09						09-30-08
		OPERATING EXPENSES					
	FIXED ASSETS EXPENSES	GAS SALES	PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	2,608	24,818	-	25,515	21,353	74,294	65,320
Social security contributions	1,045	7,369	-	6,153	6,601	21,168	17,034
Directors´and members of Surveillance committee fee	-	-	-	782	-	782	591
Fees for professional services	-	220	-	5,038	106	5,364	3,049
Technical operator´s fees	-	-	-	-	-	-	9,333
Sundry materials	-	2,889	-	-	-	2,889	2,634
Fees for sundry services	-	10,900	-	1,000	7,805	19,705	15,343
Postage, telephone and fax	-	459	-	749	5,848	7,056	4,661
Leases	-	73	-	1,402	866	2,341	2,085
Transportation and freight charges	-	-	-	491	-	491	376
Office materials	-	417	-	1,047	76	1,540	1,199
Travelling expenses	-	212	-	239	41	492	578
Insurance premium	-	-	-	2,128	-	2,128	1,666
Fixed assets maintenance	-	15,591	-	7,645	60	23,296	17,402
Fixed assets depreciation	-	50,413	-	2,931	-	53,344	51,745
Taxes, rates and contributions	-	1,158	29	7,820	22,468	31,475	26,520
Publicity	-	-	-	-	847	847	436
Doubtful accounts	-	-	-	-	3,991	3,991	1,005
Bank expenses and commissions	-	-	-	64	4,315	4,379	3,894
Contingencies reserve	-	-	-	7,256	-	7,256	11,212
Others	-	6,374	-	347	133	6,854	(5,903)
Total as of September 30, 2009	3,653	120,893	29	70,607	74,510	269,692	230,180

Total as of September 30, 2008	2,337	106,511	32	60,581	60,719	230,180

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of September 30, 2009, December 31, 2008 and September 30, 2008, as well as its statements of income and cash flow for the nine months ended September 30, 2009 and 2008, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA S.A. ("MetroENERGÍA"), on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1st, 2005 and until August 31, 2008.

The above mentioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

In the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On October 10, 2008, MetroGAS was notified of Resolution No. I/446 from ENARGAS that contains new tariffs for its customers, to be applied since September 1st, 2008, except GNC, which will be applied since October 1st, 2008. On December 23, 2008, MetroGAS was notified of Resolution No. I/566, which includes the new tariff charts to be applied since November 1st, 2008. It is important to mention that the tariff charts do not include the readequacy of the distribution services tariffs mentioned previously (see Note 8.4.2 to the primary financial statements).

On April 14, 2009 Decree No. 234/2009 was published in the Official Bulletin, which confirms the Temporary Agreement, being still pending the ENARGAS Resolution containing tariff charts with increases in transportation and distribution services. On September 24, 2009, the ENARGAS sent the tariff chart to the Undersecretary of Coordination and Management control dependent on the MPFIPyS to take intervention in accordance with the terms of the Resolution MPFIPyS No. 2,000/2005. As of the date of issuance of these financial statements, any news related to the tariff increase was received, as a consequence, the Company has not registered the effects of the mentioned Temporary Agreement and is looking forward to the issuance of the respective ENARGAS Resolutions and the specific trust fund be implemented.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Analysis of Operations for the nine months ended September 30, 2009 and 2008

The Company's sales increased by 20.4% during the nine months ended September 30, 2009, and operating cost increased by 26.9% compared to the previous period, thus producing an increase in gross profit of Ps. 20,047 thousand, amounting to Ps. 266,695 thousand during the nine months ended September 30, 2009 compared to Ps. 246,648 thousand in the same period of the previous year.

Administrative and selling expenses increased 22.6% from Ps. 125,470 thousand during the nine months ended September 30, 2008 to Ps. 153,785 thousand during the same period of the present year.

During the nine months ended September 30, 2009 an operating income of Ps. 112,910 thousand was recorded compared to Ps. 121,178 thousand recorded in the same period of the previous year.

During the nine months ended September 30, 2009 a financial and holding loss of Ps. 158,754 thousand was recorded compared to a loss of Ps. 39,175 thousand recorded in the same period of the previous year.

The Company's net loss for the nine months ended September 30, 2009 amounted to Ps. 38,274 thousand compared to a gain of Ps. 75,914 thousand recorded in the same period of the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the nine months ended September 30, 2009 increased by 20.4%, amounting to Ps. 858,321 thousand compared to Ps. 712,804 thousand in the same period of the previous year.

Sales increase during the nine months ended September 30, 2009 was mainly originated by MetroGAS's sales to residential customers and to MetroENERGÍA's sales to industrial customers traded on its own behalf.

Although volumes delivered to residencial customer increased by only 0.6%, sales to this category of customers increased by 29.9%, from Ps. 332,909 thousand during the nine months ended September 30, 2008 to Ps. 432,321 thousand in the same period of the present year, mainly due to an increase in gas component tariff and in Company's customers.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 9.7% from Ps. 72,254 thousand during the nine months ended September 30, 2008 to Ps. 65,242 thousand in the same period of the present year, with a decrease of 16.3% in gas volumes delivered.

Sales of transportation and distribution services to power plants increased by 24.0% from Ps. 50,372 thousand during the nine months ended September 30, 2008 to Ps. 62,479 thousand the same period of the present year, mainly due to an increase of 17.3% in gas volumes delivered and increase in the average price.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers decreased 15.3% from Ps. 52,459 thousand during the nine months ended September 30, 2008, to Ps. 44,420 thousand in the same period of the present year, due to the decrease of 13.2% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 7.9% from Ps. 30,606 thousand during the nine months ended September 30, 2008 to Ps. 28,173 thousand during the same period of 2009, mainly due to a decrease of 4.7% in volumes delivered and a decrease in the amounts charged for reserve of capacity .

Sale of processed natural gas increase by 45.7% from Ps. 27,530 thousand recorded during the nine months ended September 30, 2008, to Ps. 40,108 thousand during the same period of 2009 mainly due to the increase in the average price.

MetroENERGÍA's gas and transportation sales on its own behalf increased by 34.8% from Ps. 105,112 thousand during the nine months ended September 30, 2008 to Ps. 141,646 thousand during the same period of 2009, mainly as a consequence of an increase in the average price.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, increased from Ps. 4,992 thousand during the nine months ended September 30, 2008 to Ps. 13,176 thousand during the same period of 2009, mainly as a consequence of the increase in volumes traded on behalf of third parties.

The following chart shows the consolidated Company's sales by customer category for the nine months ended September 30, 2009 and 2008, expressed in thousands of pesos:
	For the nine months ended September 30, 2009	% of Sales	For the nine months ended September 30, 2008	% of Sales
MetroGAS
Gas sales:
Residential	432,321	50.4	332,909	46.7
Industrial, Commercial and Governmental	65,242	7.6	72,254	10.1
Subtotal	497,563	58.0	405,163	56.8

Transportation and Distribution Services
Power Plants	62,479	7.3	50,372	7.1
Industrial, Commercial and Governmental	44,420	5.1	52,459	7.4
Compressed Natural Gas	28,173	3.3	30,606	4.3
Subtotal	135,072	15.7	133,437	18.8
Processed Natural Gas	40,108	4.7	27,530	3.9

Other Gas Sales and Transportation and Distribution Services	30,756	3.6	36,570	5.1
MetroENERGÍA
Gas and transportation sales on its own behalf	141,646	16.5	105,112	14.7
Selling commission	13,176	1.5	4,992	0.7
Total of Sales	858,321	100	712,804	100

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the nine months ended September 30, 2009 and 2008, expressed in million of cubic meters:
	For the nine months ended September 30, 2009	% of Sales	For the nine months ended September 30, 2008	% of Sales
Gas sales:
Residential	1,619.7	25.3	1,610.4	26.1
Industrial, Commercial and Governmental	366.7	5.7	438.1	7.1
Subtotal	1,986.4	31.0	2,048.5	33.2
Transportation and Distribution Services
Power Plants	2,792.9	43.7	2,381.5	38.6
Industrial, Commercial and Governmental	641.2	10.0	739.0	12.0
Compressed Natural Gas	414.9	6.5	435.4	7.1
Subtotal	3,849.0	60.2	3,555.9	57.7
Processed Natural Gas	104.0	1.6	99.5	1.6
Other Gas Sales and Transportation and Distribution Services	460.1	7.2	459.2	7.5
Total delivered volume by MetroGAS	6,399.5	100.0	6,163.1	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	463.8	100.0	434.5	100.0

Operating costs

Operating costs totaled Ps. 591,626 thousand during the nine months ended September 30, 2009 generating a 26.9% increase compared to Ps. 466,156 thousand recorded in the same period of the previous year. This variation was mainly due to the increase in gas purchase costs, the reversal of penalties with power plants recorded in the first quarter of 2008 corresponding to 2007 winter period, and the increase in payroll and social contributions, partially offset by the decrease in technical operator's fees.

Gas purchases of natural gas increased by 53.9% from Ps. 202,944 thousand during the nine months ended September 30, 2008 to Ps. 312,349 thousand during the same period of 2009, mainly due to an increase in gas prices at well head. During the nine months ended September 30, 2009, 2,441.2 million of cubic meters were acquired by MetroGAS and 384.1 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 3.3% compared to the gas volumes purchased in the same period of the previous year.

Gas transportation costs increase by 1.8% during the nine months ended September 30, 2009 compared to the same period of the previous year, due to the increase of interruptible transportation costs.

During the nine months ended September 30, 2009 and 2008, the Company capitalized Ps. 3,653 thousand and Ps. 2,337 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the nine months ended September 30, 2009 and 2008, expressed in thousands of pesos:
	For the nine months ended September 30, 2009	% of Total Operating Costs	For the nine months ended September 30, 2008	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	312,349	52.8	202,944	43.5
Gas transportation	160,013	27.0	157,166	33.7
Depreciation of fixed assets	50,413	8.5	48,963	10.5
Payroll and social contributions	35,840	6.1	30,508	6.5
Fixed assets maintenance	15,591	2.6	12,948	2.8
Technical operator's fees	-	-	9,333	2.0
Sundry materials	2,889	0.5	2,634	0.6
Fees for sundry services	10,900	1.8	8,222	1.8
Other operating expenses	7,284	1.3	(4,225)	(0.9)
Capitalization of operating costs in fixed assets	(3,653)	(0.6)	(2,337)	(0.5)
Total	591,626	100.0	466,156	100.0

Administrative expenses

Administrative expenses increased 16.9% from Ps. 60,683 thousand during the nine months ended September 30, 2008 to Ps. 70,925 thousand during the same period of the present year. This increase was mainly due to the increase in payroll and social contributions, system maintenance expenses, tax, rates and surcharges and fees for professional services, partially offset by lower charges of the contingency provision.

Selling expenses

Selling expenses increased 27.9% from Ps. 64,787 thousand during the nine months ended September 30, 2008 to Ps. 82,860 thousand during the same period of the present year, mainly due to the increase in the allowance for doubtful account, in payroll and social contributions, in postage, telephone and fax expenses, in tax, rates and surcharges and in fees for sundry services.

Financing and holding results

During the nine months ended September 30, 2009 a financial and holding loss of Ps. 158,754 thousand was recorded compared to a loss of Ps. 39,175 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to interest and exchange loss registered in the nine months ended September 30, 2009, as a consequence of the increase in the exchange rate over financial debts.

Other income net

Other income net, for the nine months ended September 30, 2009 totaled a gain of Ps. 1,326 thousand compared to a gain of Ps. 1,142 thousand recorded in the same period of the previous year.

Income tax

During the nine months ended September 30, 2009, the Company registered a gain amounted to Ps. 7,309 thousand for income tax compared to a loss of Ps. 6,232 thousand registered in the same period of the previous year. Such variation was mainly due to the Metrogas's tax loss carry-forward registered in the nine months period of the present year.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 135,768 thousand during the nine months ended September 30, 2009 compared to Ps. 125,367 thousand during the same period of the previous year. Such variation was mainly due to the decrease in cash flows required by working capital during the present period.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 70,168 thousand during the nine months ended September 30, 2009, due to higher fixed assets additions, compared to Ps. 52,407 thousand used during the same period of the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 35,275 thousand during the nine months ended September 30, 2009, compared to Ps. 32,783 thousand used during the same period of the previous year, mainly due to higher interest paid.

Liquidity and capital resources

Financing

As of September 30, 2009, the total indebtedness of the Company was Ps. 945,974 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of September 30, 2009, 2008, 2007, 2006 and 2005.

Comparative consolidated statements of income

The chart below contains a summary of the unaudited consolidated interim statements of income for the nine months ended September 30, 2009, 2008, 2007, 2006 and 2005.

Comparative statistical data

The chart below shows a summary of operating data for the nine months ended September 30, 2009, 2008, 2007, 2006 and 2005.

Comparative ratios

The chart below contains certain financial ratios as ended September 30, 2009, 2008, 2007, 2006 and 2005.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
September	2005	1.45	4.89
September	2006	1.02	3.26
September	2007	1.48	4.50
January	2008	1.20	3.68
February	2008	1.26	3.88
March	2008	1.25	3.90
April	2008	1.18	3.56
May	2008	1.23	3.67
June	2008	1.18	3.91
July	2008	1.25	4.23
August	2008	1.11	3.60
September	2008	1.15	3.82
October	2008	0.52	1.40
November	2008	0.52	1.46
December	2008	0.54	0.95
January	2009	0.52	1.35
February	2009	0.50	1.30
March	2009	0.50	1.52
April	2009	0.50	1.36
May	2009	0.52	1.51
June	2009	0.64	1.56
July	2009	0.70	1.85
August	2009	0.64	1.52
September	2009	0.95	2.55
  Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, November 6, 2009.

Juan Carlos Fronza
President